OLMA Capital Management Limited SC 13D

Exhibit 99.2

OLMA CAPITAL MANAGEMENT LIMITED ANNOUNCES SIGNIFICANT EQUITY SHAREHOLDING IN

COMMERCIAL VEHICLE GROUP (CVG)

OLMA Capital Management announced today that it has filed a Schedule 13D with the U.S. Securities and Exchange Commission reporting a 6.0% beneficial ownership stake in the Nasdaq-listed Commercial Vehicle Group (NASDAQ: CVGI). Commercial Vehicle Group designs, engineers, and sells electrical wire harnesses, seating systems, and other cab-related products for commercial vehicle markets across the globe.

David Ogilvie-Forbes, a Director of OLMA Capital Management, said:

“The resilience of Commercial Vehicle Group during the COVID-19 pandemic and its recent business wins to deliver warehouse automation and providing services to the e-commerce sector, reinforces our view that the firm has huge value and potential for growth.

Our aim is to invest primarily in private industrial assets in Europe, but as demonstrated with this investment in CVG, we are also looking at investment targets further afield. We continue to monitor opportunities in this sector.”

About OLMA

OLMA Industries LP focuses on the industrial sector, and specifically those businesses centred on design, development, production, marketing and sales. OLMA Industries, is controlled and managed by OLMA Capital Management, an alternative investment fund manager (AIFM) registered with the Central Bank of Ireland. OLMA has broad knowledge of the industrial sector based on the deep experience of its team members in both emerging and developed markets. For more information on OLMA please visit: https://www.olma.com/en/industries

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